SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————
Herbert H. Sommer Joel C. Schneider	Telephone (516) 228-8181 Facsimile (516) 228-8211

November 9, 2006

FACSIMILE
(202) 772-9210

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Robert Telewicz, Senior Staff Accountant
Ms. Yolanda Crittendon, Staff Accountant

Re:	Arkados Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Staff Comment Letter dated October 31, 2006

Dear Ms. Crittenden and Mr. Telewicz:

We represent the above company, and on their behalf, request a one week extension of the time to reply to the above comment letter until November 17, 2006.

If possible, please call or e-mail me at HSommer@ssllplaw.net to confirm this extension. Thank you for your attention in this matter.

Very truly yours,

/s/ Herbert H. Sommer
Herbert H. Sommer

HHS/mr
cc: Oleg Logvinov (e-mail)
Kirk Warshaw (e-mail)